

Mail Stop 4546

October 4, 2016

Richard Rusiniak
Chief Executive Officer and Director
Algae Dynamics Corp.
37 – 4120 Ridgeway Drive
Mississauga, Ontario, Canada L5L 5S9

>   **Re: Algae Dynamics Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed September 30, 2016**
>   **File No. 333-213230**

Dear Mr. Rusiniak:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 13, 2016 letter.

General

1. In your next amendment, please include the delaying amendment legend. See Item 501(a) of Regulation S-K.

Legal Opinion

2. Please file an opinion of counsel that the shares being registered are legally issued, fully paid and non-assessable.

3. We note that the number of shares listed in the opinion for the selling securityholders is not the same as the number registered by each selling securityholder for resale, with the exception of Trademasterpro.com, LLC. Please explain the discrepancy or revise accordingly. In addition, we note that shares held by certain selling securityholders are not covered by the opinion, such as those held by Triumph Investors Relations. Please tell us why or revise the opinion to cover all shares registered for resale.

4. Please remove the assumption that due and adequate consideration for each of the Offered Shares will be paid in accordance with the Consulting Agreement.

      Please contact Josh Samples at (202) 551-3199 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Joseph P. Galda
        J.P. Galda & Co. Attorneys-at-Law